SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                ________________

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
              AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)*


                          Qiao Xing Universal Telephone Inc.
                                 (Name of Issuer)

                                  Common Stock
                            (Title of Class of Securities)

                                    G7303A109
                                  (CUSIP Number)

                                 December 31, 2007
               (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

___________

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. G7303A109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          DKR Capital Partners, LP
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               _____________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    890,677 Warrants to Purchase 890,677 shares of Common
		    Stock
		    51,000,000 Convertible Bonds convertible to 5,802,496
		    shares of Common Stock
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    890,677 Warrants to Purchase 890,677 shares of Common
		    Stock
		    51,000,000 Convertible Bonds convertible to 5,802,496
		    shares of Common Stock
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          890,677 Warrants to Purchase 890,677 shares of Common Stock 51,000,000 Convertible Bonds convertible to 5,802,496 shares of Common Stock
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.9%
	  *If the warrants were exercised and the convertible bonds were converted, the filer would hold over 9.99% of the Common Stock upon such exercise. Notwithstanding the foregoing, the warrants and convertible bonds both provide limitations on the exercise of such warrants and conversion of such convertible bonds, such that the number of shares of Common Stock that may be acquired by the holder upon exercise of the warrants and the conversion of the convertible bonds shall be limited to the extent necessary to ensure that following such exercise and conversion the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise) for the purposes of
          Section 13(d) of the Exchange Act.
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
          IA
_____________________________________________________________________________


CUSIP No. G7303A109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          DKR Oasis Management Company, LP
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               _____________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    890,677 Warrants to Purchase 890,677 shares of Common
		    Stock
		    51,000,000 Convertible Bonds convertible to 5,802,496
		    shares of Common Stock
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    890,677 Warrants to Purchase 890,677 shares of Common
		    Stock
		    51,000,000 Convertible Bonds convertible to 5,802,496
		    shares of Common Stock
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          890,677 Warrants to Purchase 890,677 shares of Common Stock 51,000,000 Convertible Bonds convertible to 5,802,496 shares of Common Stock
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.9%
          *If the warrants were exercised and the convertible bonds were converted, the filer would hold over 9.99% of the Common Stock upon such exercise. Notwithstanding the foregoing, the warrants and convertible bonds both provide limitations on the exercise of such warrants and conversion of such convertible bonds, such that the number of shares of Common Stock that may be acquired by the holder upon exercise of the warrants and the conversion of the convertible bonds shall be limited to the extent necessary to ensure that following such exercise and conversion the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise) for the purposes of
          Section 13(d) of the Exchange Act.
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
          IA
_____________________________________________________________________________


CUSIP No. G7303A109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          DKR Soundshore Oasis Holding Fund, Ltd.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
                _____________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
OWNED               866,143 Warrants to Purchase 866,143 shares of Common
		    Stock
		    47,150,000 Convertible Bonds convertible to 5,384,796
		    shares of Common Stock
                _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
                _____________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    866,143 Warrants to Purchase 866,143 shares of Common
		    Stock
		    47,150,000 Convertible Bonds convertible to 5,384,796
		    shares of Common Stock
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          866,143 Warrants to Purchase 866,143 shares of Common Stock 47,150,000 Convertible Bonds convertible to 5,384,796
	  shares of Common Stock
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.9%
          *If the warrants were exercised and the convertible bonds were converted, the filer would hold over 9.99% of the Common Stock upon such exercise. Notwithstanding the foregoing, the warrants and convertible bonds both provide limitations on the exercise of such warrants and conversion of such convertible bonds, such that the number of shares of Common Stock that may be acquired by the holder upon exercise of the warrants and the conversion of the convertible bonds shall be limited to the extent necessary to ensure that following such exercise and conversion the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise) for the purposes of
          Section 13(d) of the Exchange Act.
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
          OO
_____________________________________________________________________________


CUSIP No. G7303A109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Cedar DKR Holding Fund, Ltd.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
                _____________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    24,535 Warrants to Purchase 24,535 shares of Common
		    Stock
		    3,850,000 Convertible Bonds convertible to 417,701
		    shares of Common Stock
OWNED BY
                _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
                _____________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    24,535 Warrants to Purchase 24,535 shares of Common
		    Stock
		    3,850,000 Convertible Bonds convertible to 417,701
		    shares of Common Stock
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          24,535 Warrants to Purchase 24,535 shares of Common Stock
	  3,850,000 Convertible Bonds convertible to 417,701
	  shares of Common Stock
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          1.5%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
          OO
_____________________________________________________________________________


CUSIP No. G7303A109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Seth Fischer
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
                _____________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
OWNED BY            890,677 Warrants to Purchase 890,677 shares of Common
		    Stock
		    51,000,000 Convertible Bonds convertible to 5,802,496 shares of Common Stock

                _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
                _____________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    890,677 Warrants to Purchase 890,677 shares of Common
		    Stock
		    51,000,000 Convertible Bonds convertible to 5,802,496
		    shares of Common Stock
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          890,677 Warrants to Purchase 890,677 shares of Common Stock 51,000,000 Convertible Bonds convertible to 5,802,496 shares of Common Stock
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.9%
          *If the warrants were exercised and the convertible bonds were converted, the filer would hold over 9.99% of the Common Stock upon such exercise. Notwithstanding the foregoing, the warrants and convertible bonds both provide limitations on the exercise of such warrants and conversion of such convertible bonds, such that the number of shares of Common Stock that may be acquired by the holder upon exercise of the warrants and the conversion of the convertible bonds shall be limited to the extent necessary to ensure that following such exercise and conversion the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise) for the purposes of
          Section 13(d) of the Exchange Act.
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
          IN
_____________________________________________________________________________


 CUSIP No. G7303A109

ITEM 1(a).  NAME OF ISSUER:
            Qiao Xing Universal Telephone Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            Qiao Xing Industrial Park
	    Tang Quan
	    Huizhou City, Guangdong
	    People's Republic of China 516023

ITEM 2(a).   NAME OF PERSONS FILING:
     This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

          (i) DKR Capital Partners, L.P., a Delaware limited partnership ("DKR"), is a registered investment adviser and the managing general partner of DKR Oasis Management Company, LP, a Delaware limited partnership (the "Investment Manager"), which is the investment manager of DKR Soundshore Oasis Holding Fund, Ltd. ("Soundshore Oasis") and Cedar DKR Holding Fund, Ltd. ("Cedar") with respect to the Ordinary Shares reported in this Schedule 13G.

         (ii) DKR Oasis Management Company, LP, a Delaware limited partnership (the "Investment Manager"), is the investment manager of Soundshore Oasis and Cedar with respect to the Ordinary Shares reported in this
	      Schedule 13G.

         (iii) DKR Soundshore Oasis Holding Fund, Ltd., a Cayman Islands exempted company ("Soundshore Oasis"), with respect to Ordinary Shares owned by it.

          (iv) Cedar DKR Holding Fund, Ltd., a Cayman Islands exempted company ("Cedar"), with respect to Ordinary Shares owned by it.

           (v) Seth Fischer ("Mr. Fischer") is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of Soundshore Oasis and Cedar, including the Ordinary Shares reported in this Schedule 13G owned by such investment funds.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OF PERSONS FILING:
     The address of the principal business office of each of DKR and the Investment Manager is 1281 East Main Street, Stamford, CT 06902. The address of the principal business office of each of Soundshore Oasis and Cedar is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, George Town, Grand Cayman, KY1-1111.
The address of the principal business office of Mr. Fischer is Suite 2608, 26th Floor, Two Exchange Square, Central, Hong Kong.

ITEM 2(c).   CITIZENSHIP:
          DKR and the Investment Manager are Delaware limited partnerships. Soundshore Oasis and Cedar are Cayman Islands exempted companies. Mr. Fischer is a United States citizen.

CUSIP No. G7303A109

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            Common Stock

ITEM 2(e).  CUSIP NUMBER:      G7303A109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act;

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act;

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

          (g) [ ]   Parent Holding Company, in accordance with Rule 13d-
                    1(b)(ii)(G);

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j) (  )  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX.
	[x]


CUSIP No. G7303A109

ITEM 4.   OWNERSHIP.

          DKR is a registered investment adviser and the managing general partner of the Investment Manager, which is the investment manager of Soundshore Oasis and Cedar with respect to which it has voting and dispositive authority over the Ordinary Shares reported in this Schedule 13G. Mr. Fischer is responsible for the supervision of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of Soundshore Oasis and Cedar, and therefore may be deemed to be the beneficial owner of the Ordinary Shares owned by such investment funds reported in this Schedule 13G.

          Each of DKR, the Investment Manager and Mr. Fischer hereby disclaims beneficial ownership of any such Ordinary Shares.

	A.  DKR
         (a) Amount beneficially owned:
	     890,677 Warrants to Purchase 890,677 shares of Common Stock 51,000,000 Convertible Bonds convertible to 5,802,496
	     shares of Common Stock
         (b) Percent of class: 9.9%
             *If the warrants were exercised and the convertible bonds were converted, the filer would hold over 9.99% of the Common Stock upon such exercise. Notwithstanding the foregoing, the warrants and convertible bonds both provide limitations on the exercise of such warrants and conversion of such convertible bonds, such that the number of shares of Common Stock that may be acquired by the holder upon exercise of the warrants and the conversion of the convertible bonds shall be limited to the extent necessary to ensure that following such exercise and conversion the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common
             Stock (including for such purpose the shares of Common
	     Stock issuable upon such exercise) for the purposes of
             Section 13(d) of the Exchange Act.
         (c) Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote
                         0
                  (ii)   shared power to vote or to direct the vote
                         890,677 Warrants to Purchase 890,677 shares of Common Stock
		         51,000,000 Convertible Bonds convertible to 5,802,496 shares of Common Stock
                  (iii) sole power to dispose or to direct the disposition of 0
                  (iv)   shared power to vote or to direct the vote
                         890,677 Warrants to Purchase 890,677 shares of Common Stock
		         51,000,000 Convertible Bonds convertible to 5,802,496

      B.  Investment Manager
        (a)  Amount beneficially owned:
	     890,677 Warrants to Purchase 890,677 shares of Common Stock 51,000,000 Convertible Bonds convertible to 5,802,496
	     shares of Common Stock
        (b)  Percent of class:  9.9%
             *If the warrants were exercised and the convertible bonds were converted, the filer would hold over 9.99% of the Common Stock upon such exercise. Notwithstanding the foregoing, the warrants and convertible bonds both provide limitations on the exercise of such warrants and conversion of such convertible bonds, such that the number of shares of Common Stock that may be acquired by the holder upon exercise of the warrants and the conversion of the convertible bonds shall be limited to the extent necessary to ensure that following such exercise and conversion the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common
             Stock (including for such purpose the shares of Common
	     Stock issuable upon such exercise) for the purposes of
             Section 13(d) of the Exchange Act.
        (c)  Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote
                         0
                  (ii)   shared power to vote or to direct the vote
                         890,677 Warrants to Purchase 890,677 shares of Common Stock
		         51,000,000 Convertible Bonds convertible to 5,802,496 shares of Common Stock
                  (iii) sole power to dispose or to direct the disposition of 0
                  (iv)   shared power to vote or to direct the vote
                         890,677 Warrants to Purchase 890,677 shares of Common Stock
		         51,000,000 Convertible Bonds convertible to 5,802,496 shares of Common Stock

      C.  Soundshore Oasis
        (a)  Amount beneficially owned:
	     866,143 Warrants to Purchase 866,143 shares of Common Stock 47,150,000 Convertible Bonds convertible to 5,384,796
	     shares of Common Stock
        (b)  Percent of class: 9.9%
             *If the warrants were exercised and the convertible bonds were converted, the filer would hold over 9.99% of the Common Stock upon such exercise. Notwithstanding the foregoing, the warrants and convertible bonds both provide limitations on the exercise of such warrants and conversion of such convertible bonds, such that the number of shares of Common Stock that may be acquired by the holder upon exercise of the warrants and the conversion of the convertible bonds shall be limited to the extent necessary to ensure that following such exercise and conversion the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common
             Stock (including for such purpose the shares of Common
	     Stock issuable upon such exercise) for the purposes of
             Section 13(d) of the Exchange Act.
        (c)  Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote
                         0
                  (ii)   shared power to vote or to direct the vote
                         866,143 Warrants to Purchase 866,143 shares of Common Stock
	                 47,150,000 Convertible Bonds convertible to 5,384,796 shares of Common Stock
                  (iii)  sole power to dispose or to direct the disposition of
			 0
                  (iv) shared power to dispose or to direct the disposition 866,143 Warrants to Purchase 866,143 shares of Common Stock
	                 47,150,000 Convertible Bonds convertible to 5,384,796 shares of Common Stock

      D.  Cedar
        (a)  Amount beneficially owned:
	     24,535 Warrants to Purchase 24,535 shares of Common Stock 3,850,000 Convertible Bonds convertible to 417,701
	     shares of Common Stock
        (b)  Percent of class: 1.5%
        (c)  Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote
                         0
                  (ii)   shared power to vote or to direct the vote
                         24,535 Warrants to Purchase 24,535 shares of Common
			 Stock
	     		 3,850,000 Convertible Bonds convertible to 417,701
	     		 shares of Common Stock
                  (iii)  sole power to dispose or to direct the disposition
			 of 0
                  (iv) shared power to dispose or to direct the disposition 24,535 Warrants to Purchase 24,535 shares of Common Stock
	     		 3,850,000 Convertible Bonds convertible to 417,701
	     		 shares of Common Stock
      E.  Mr. Fischer
        (a)  Amount beneficially owned:
	     890,677 Warrants to Purchase 890,677 shares of Common Stock 51,000,000 Convertible Bonds convertible to 5,802,496
	     shares of Common Stock
        (b)  Percent of class: 9.9%
             *If the warrants were exercised and the convertible bonds were converted, the filer would hold over 9.99% of the Common Stock upon such exercise. Notwithstanding the foregoing, the warrants and convertible bonds both provide limitations on the exercise of such warrants and conversion of such convertible bonds, such that the number of shares of Common Stock that may be acquired by the holder upon exercise of the warrants and the conversion of the convertible bonds shall be limited to the extent necessary to ensure that following such exercise and conversion the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of Common
             Stock (including for such purpose the shares of Common
	     Stock issuable upon such exercise) for the purposes of
             Section 13(d) of the Exchange Act.
        (c)  Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote
                         0
                  (ii)   shared power to vote or to direct the vote
                         890,677 Warrants to Purchase 890,677 shares of Common Stock
		         51,000,000 Convertible Bonds convertible to 5,802,496 shares of Common Stock
                  (iii) sole power to dispose or to direct the disposition of 0
                  (iv) shared power to dispose or to direct the disposition 890,677 Warrants to Purchase 890,677 shares of Common Stock
		         51,000,000 Convertible Bonds convertible to 5,802,496 shares of Common Stock

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. DKR is the managing general partner of the Investment Manager, which is the investment manager of Soundshore Oasis and Cedar with respect to which it has voting and dispositive authority over the Ordinary Shares reported in this Schedule 13G. Mr. Fischer is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of Soundshore Oasis and Cedar, and therefore may be deemed to be the beneficial owner of the Ordinary Shares owned by such investment funds reported in this Schedule 13G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          See Item 4.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Each of the Reporting Persons hereby make the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2007           /s/ Barbara Burger
                                    ___________________________________
                                    DKR CAPITAL PARTNERS, LP
                                    By Barbara Burger
                                    President and General Counsel

                                    /s/ Barbara Burger
                                    ___________________________________
                                    DKR OASIS MANAGEMENT COMPANY, LP
                                    By DKR CAPITAL PARTNERS, LP, its
                                    managing general partner;
                                    By Barbara Burger
                                    President and General Counsel

                                    /s/ Barbara Burger
                                    ___________________________________
                                    DKR SOUNDSHORE OASIS HOLDING FUND, Ltd.
                                    By Barbara Burger
                                    Director

                                    /s/ Barbara Burger
                                    ___________________________________
                                    CEDAR DKR HOLDING FUND, Ltd.
                                    By Barbara Burger
                                    Director

                                    /s/ Seth Fischer
                                    ___________________________________
                                    Seth Fischer